

September 6, 2013

<u>Via E-Mail</u>
Xiangqian Li
Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen 518119
People's Republic of China

> **Re:** **China BAK Battery, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed December 31, 2012**
> **Form 10-Q for Quarterly Period Ended June 30, 2013**
> **Filed August 19, 2013**
> **File No. 001-32898**

Dear Mr. Li:

We have reviewed your response letter dated August 23, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Note 3. Trade Accounts Receivable, net, page F-14

1. Please provide us with a quarterly roll-forward of your allowance for doubtful accounts for each quarter in fiscal years 2012 and 2013. Separately show us (i) the gross provision for doubtful debts recorded to the statement operations during the quarter, (ii) any recoveries of prior period losses recorded in the quarter, (iii) the amount of accounts receivable balances charged-off in the quarter, and (c) the foreign exchange adjustment. Please quantify and describe each significant item recovered in the quarter, including whether amounts recovered were through cash collection or other arrangements.

2.   Further, please reconcile the amounts provided in your roll-forward to the provision for (reversal of) doubtful debt amounts presented in your statements of cash flows for each of periods then ended.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

3.   We refer to your discussion of the bad debt provision on pages 8 and 11 where the amounts disclosed for your provision for bad debts and the reversals do not agree to the amounts shown in Note 3 on page F-14. Please explain the discrepancy to us or provide us with revised discussions that include amounts that reconcile to Note 3 and all other sections of the filing, as well as the roll-forward you provide in response to the comment above. As necessary, please revise the discussions to reflect the underlying significant causes for the provision for bad debt recorded in each period.

        You may contact Jeanne Bennett at (202) 551-3606, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 on other comments. In this regard, please do not hesitate to contact me at (202) 551-3671.

                                Sincerely,

                                /s/ Kate Tillan for

                                Martin James
                                Senior Assistant Chief Accountant